Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 2, 2018

MorphoSys AG Reports First Quarter 2018 Results

Conference call and webcast (in English) to be held on May 3, 2018, at 2:00pm CEST (1:00pm BST/8:00am EDT)

•	Successful capital increase and U.S. Nasdaq listing closed in April 2018 with total gross proceeds of USD 239.0 million

•	MOR208: Updated data in DLBCL presented, constructive discussions with FDA regarding path to market for MOR208 under current breakthrough therapy designation ongoing

•	Tremfya®: Partner Janssen received approvals in Japan, Brazil, Australia and South Korea

•	Financial guidance for 2018 confirmed

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) today reported results for the first quarter of 2018.

“We have made a strong start to the year, with significant progress in several key programs in the first quarter of 2018. Center-stage is our most advanced proprietary drug candidate MOR208, for which we reported updated interim data from our ongoing L-MIND trial in aggressive lymphoma. The path to market under the current breakthrough therapy designation has become significantly clearer following constructive discussions with the FDA during the quarter,” said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. “Elsewhere, together with our partner Galapagos we presented promising data from the phase 1 trial of MOR106 in atopic dermatitis and recently initiated phase 2 development in that indication. We were also delighted to report that our partner Janssen has received approvals in psoriasis for Tremfya® in Japan, Brazil, Australia and South Korea. In Japan, Janssen also received an approval in psoriatric arthritis.”

“MorphoSys is at a truly exciting stage of its corporate development. Propelled by the updated interim data from the L-MIND study and our constructive ongoing talks with the FDA, we will now start building commercial capabilities in the U.S. in order to prepare for a potential commercialization of MOR208 as our first proprietary product candidate. This is a key activity in our plan to transform MorphoSys into a fully integrated biopharmaceutical company,” commented Jens Holstein, Chief Financial Officer of MorphoSys AG. “Through our recent successful Nasdaq IPO, we further raised our profile in the U.S. and strengthened our financial position. Based on our financial capabilities, we will continue to invest in the further development of MOR208, in our other proprietary drug candidates as well as in our technological capabilities.”

Successful Initial Public Offering at Nasdaq

In April 2018, MorphoSys successfully closed an initial public offering at the U.S. stock exchange Nasdaq. The transaction produced total gross proceeds of USD 239.0 million from the sale of 2,075,000 new ordinary shares in the form of 8,300,000 American Depositary Shares

(“ADSs”) and from the exercise in full of the underwriters’ option to purchase 311,250 additional new ordinary shares in the form of 1,245,000 additional ADSs, at a price of USD 25.04 per ADS respectively. Each ADS represents 1/4 of a MorphoSys ordinary share.

Financial Review for Q1 2018 (IFRS)

In Q1 2018 MorphoSys continued to focus on the research and development of drug candidates both for its own account as well as with its partners. Group revenues totaled EUR 2.8 million, compared to revenues of EUR 11.8 million in the first quarter of 2017. The expected decline is mainly driven by the completion of the active partnership with Novartis, which ended in accordance with the contract in November 2017. As the royalty reporting from Janssen for Q1 2018 has not yet been received, Tremfya® royalties booked for Q1 2018 were estimated based on Tremfya® sales in previous months.

In the Proprietary Development segment, MorphoSys focuses on research into, and clinical development of, its own drug candidates in the fields of cancer and inflammation. In Q1 2018, this segment recorded revenues of EUR 0.2 million (Q1 2017: EUR 0.2 million).

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new antibodies for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In Q1 2018, revenues in this segment reached EUR 2.6 million (Q1 2017: EUR 11.6 million).

Total operating expenses reached EUR 21.9 million in the first quarter of 2018 (Q1 2017: EUR 26.9 million). Proprietary development expenses and technology development expenses declined by 18% to EUR 15.5 million (Q1 2017: EUR 19.0 million). The year-on-year decline in the proprietary development expenses is mainly due to decreased development costs for MOR202 in connection with the licensing agreement with I-Mab from November 2017.

Earnings before interest and taxes (EBIT) in Q1 2018 amounted to EUR -19.0 million (Q1 2017: EUR -14.9 million). As expected, the operational loss reflects ongoing activities in the clinical development of the Company’s proprietary drug candidates as well as the expected revenue decrease. The Proprietary Development segment reported an EBIT of EUR -15.9 million (Q1 2017: EUR -18.9 million). EBIT in the Partnered Discovery segment was EUR 0.6 million (Q1 2017: EUR 7.3 million). In Q1 2018, the consolidated net result amounted to EUR -19.5 million (Q1 2017: EUR -15.0 million). The earnings per share for Q1 2018 reached EUR -0.67 (Q1 2017: EUR -0.52).

At the end of Q1 2018, the Company had a cash position of EUR 285.8 million compared to EUR 312.2 million on December 31, 2017. On the balance sheet, this cash position is reported under the following items: cash and cash equivalents; financial assets at fair value through profit or loss; and current other financial assets at amortized cost. The cash position does not include gross proceeds of USD 239.0 million from the capital increase with the successful Nasdaq listing in April 2018.

The number of shares issued totaled 29,420,785 at the end of Q1 2018 (year-end 2017: 29,420,785). The number of shares does not include shares issued in connection with the Nasdaq listing.

Financial Guidance and Operational Outlook for 2018

For the financial year 2018, MorphoSys continues to expect Group revenues in the range of EUR 20 to 25 million. Expenses for proprietary development and technology development are confirmed to be in a corridor of EUR 95 to 105 million. The Company confirmed its guidance for earnings before interest and taxes (EBIT) of EUR -110 to -120 million. This guidance does not include any additional revenue from potential new collaborations and/or licensing partnerships nor effects from potential in-licensing or co-development deals for new development candidates.

In the Proprietary Development segment, MorphoSys expects the following events and activities taking place in 2018:

•	MOR208

•	L-MIND: Continue analysis of maturing data of all 81 patients enrolled in the trial

•	B-MIND: Continue the pivotal phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in r/r DLBCL

•	COSMOS: Continue the phase 2 trial of MOR208 plus idelalisib or venetoclax in CLL/SLL and present data at an appropriate medical conference

•	Commercial activities: Begin setup of commercial capabilities for MOR208 in the U.S., in preparation for an anticipated launch in 2020

•	MOR202

•	Multiple myeloma: Complete current phase 1/2a dose-escalation trial of MOR202 in multiple myeloma and present study data at an appropriate medical conference; evaluate further partnering opportunities with the goal of securing future development of MOR202 in multiple myeloma

•	NSCLC: Preparation of planned exploratory phase 1/2 clinical trial

•	MOR106: Continue patient recruitment to phase 2 IGUANA study recently started together with partner Galapagos in patients with atopic dermatitis

•	MOR107: Following the completion of a phase 1 clinical study in healthy volunteers in 2017 and initial preclinical anti-tumor data, continue preclinical investigations of MOR107 with a focus on oncology indications to inform a decision regarding potential further clinical testing

•	MOR103/GSK3196165: For this HuCAL antibody out-licensed to GSK, the publication of data from a phase 2b study in rheumatoid arthritis and a phase 2a study in hand osteoarthritis, both conducted by GSK, is expected

In its Partnered Discovery segment, MorphoSys expects the following events in 2018:

•	Tremfya® (guselkumab): Janssen is currently investigating guselkumab in phase 3 trials in psoriasis and in psoriatic arthritis and plans to develop the product in Crohn’s disease. Several phase 3 trials in psoriasis are scheduled for primary completion in 2018, including a head-to-head trial comparing Tremfya® to secukinumab in plaque psoriasis

•	Gantenerumab: MorphoSys’s partner Roche is expected to initiate two new pivotal phase 3 trials (GRADUATE-1 and GRADUATE-2) in 2018 in Alzheimer’s disease

•	Clinical data and potential regulatory milestones from a number of other partnered programs could be published during the year

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, end of reporting period: March 31)

in EUR million	Q1/2018	Q1/2017	Change
Revenues	2.8	11.8	(76%)
Total operating expenses	21.9	26.9	(19%)
R&D expenses	17.2	22.9	(25%)
thereof expenses for proprietary development and technology development	15.5	19.0	(18%)
Selling expenses	0.8	0.6	+33%
G&A expenses	3.9	3.4	+15%
Other income/expense	0.1	0,1	—
EBIT	(19.0)	-14.9	(28%)
Net loss (Net result)	(19.5)	(15.0)	(30%)
Net loss per share (in EUR)	(0.67)	(0.52)	(29%)
Cash position (end of period)	285.8	349.9	(18%)
Equity ratio (end of period) (in %)	86.9	88.5	(1.6) PP*
No. of R&D programs (end of period)	115	114	+0.9%
No. of clinical programs (end of period)**	28	30	(7%)
No. of proprietary clinical programs (end of period)***	5	6	(17%)

*	Percentage points
**	Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.
***	Including MOR103/GSK3196165 which is fully out-licensed to GSK.

 MorphoSys will hold its conference call and webcast on May 3, 2018 to present the first quarter 2018 financial results and the further outlook  for 2018.

 Dial-in number for the analyst conference call (in English) at 2:00 pm CEST; 1:00 pm BST; 9:00 am EDT (listen-only):

Germany:	+49 (0) 69 201 744 210
For UK residents:	+44 (0) 203 009 2470
For US residents:	+1 (0) 877 423 0830

Participant PIN:	61629746#

Please dial in 10 minutes before the beginning of the conference. A live webcast and slides will be made available at http://www.morphosys.com. Approximately two hours after the press conference, a slide-synchronized audio replay of the conference and a transcript will be available at http://www.morphosys.com.

The interim statement for the first quarter of 2018 (IFRS) is available online:

http://www.morphosys.com/FinancialReports

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate-to-severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com